大華銀行
UNITED OVERSEAS BANK

United
80 Raffle
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

06013927

Our ref: ANN2006/UOB2006/UOB-A08/atl

11 May 2006

File No. 82-2947

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

We enclose a certified copy of the Resolutions duly passed at the Extraordinary General Meeting on 27 April 2006, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

ANNEXURE

IIII

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

I, Vivien Chan, Company Secretary of the abovementioned Company, hereby certify that at the Extraordinary General Meeting of the abovenamed Company duly convened and held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 the following Resolutions were duly passed:-

"Resolution 1: As Special Resolution

The Proposed Alterations to the Articles of Association

THAT:

(a) Articles 2, 3, 4, 5, 8, 11, 14, 15, 16, 17, 20, 21, 24, 26, 30, 31, 44, 47, 52, 53, 54, 64, 66, 70, 73, 104, 109, 126, 129, 134, 139 and 160 of the Articles of Association of the Company (the "**Articles**"), and the headnote "RESERVE AND CAPITALISATION" appearing immediately before Article 138 of the Articles, be and are hereby altered;

(b) new Articles 7D, 7E, 7F, 8A, 58A and 63A be inserted into the Articles; and

(c) new headnotes "TREASURY SHARES" immediately above Article 8A and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" immediately above Article 138 be inserted into the Articles,

in the manner and to the extent as set out in the Appendix to the circular to shareholders dated 3 April 2006 (the "**Circular**").

Resolution 2: As Ordinary Resolution

The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

    (i) market purchase(s) on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

    (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

    and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

    (i) the date on which the next Annual General Meeting of the Company is held; and

    (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Maximum Limit**" means that number of Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and each of them be and are hereby authorised to complete and do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit.

Resolution 3: As Ordinary Resolution

The Proposed Preference Share Issue Mandate

THAT, subject to and contingent upon the passing of Resolution 1 above:

(a) authority be given to the Directors of the Company to:

(i) allot and issue any of the preference shares referred to in new Articles 7D, 7E and 7F of the Articles; and/or

(ii) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (i) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors of the Company may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (i) above in connection with any offers, agreements or options made or granted by the Directors of the Company while this Resolution was in force;

(b) the Directors of the Company and each of them be and are hereby authorised to do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit; and

(c) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Vivien Chan
Company Secretary

17 May 2006

CIRCULAR DATED 3 APRIL 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you have any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your shares in the capital of United Overseas Bank Limited ("**UOB**"), you should immediately forward this Circular, the Notice of Extraordinary General Meeting and the attached Proxy Form to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward delivery to the purchaser.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION OF UOB;

(2) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(3) THE PROPOSED AUTHORITY FOR THE ISSUANCE OF CLASS D, E AND F PREFERENCE SHARES.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	25 April 2006 at 3.30 p.m.
Date and time of Extraordinary General Meeting	:	27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Marina Mandarin Singapore Marina Mandarin Ballroom, Level 1 6 Raffles Boulevard, Marina Square Singapore 039594

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless the context otherwise requires:

"Articles"	:	The Articles of Association of the Company.
"Banking Act"	:	Banking Act, Chapter 19 of Singapore.
"CDP"	:	The Central Depository (Pte) Limited.
"Class D Preference Shares"	:	The non-cumulative non-convertible Class D Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7D of the Articles.
"Class E Preference Shares"	:	The non-cumulative non-convertible Class E Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7E of the Articles.
"Class F Preference Shares"	:	The non-cumulative non-convertible Class F Preference Shares, having the rights and subject to the restrictions to be set out in new Article 7F of the Articles.
"2005 Circular"	:	The Company's Circular to Shareholders dated 4 April 2005.
"Companies Act"	:	Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Directors"	:	The Directors of UOB for the time being.
"EGM"	:	The extraordinary general meeting of UOB, notice of which is given on pages 100 to 102 of this Circular.
"2005 EGM"	:	The extraordinary general meeting of the Company held on 27 April 2005.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 24 March 2006.
"Listing Manual"	:	The listing manual of the SGX-ST, which became effective on 1 July 2002, including amendments made thereto up to the date of this Circular.
"Market Day"	:	A day on which the SGX-ST is open for trading of securities.
"MAS"	:	The Monetary Authority of Singapore.
"NTA"	:	Net tangible assets.
"ROE"	:	Return on equity.
"Securities Account"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the UOB Share Option Scheme.

"**Share Purchase Mandate**"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"**Shareholders**"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"**Shares**"	:	Ordinary shares in the capital of the Company.
"**Take-over Code**"	:	The Singapore Code on Take-overs and Mergers.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**UOB**" or the "**Company**"	:	United Overseas Bank Limited.
"**UOB Group**" or the "**Group**"	:	UOB and its subsidiaries.
"**UOB Share Option Scheme**"	:	The UOB 1999 Share Option Scheme.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular only shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular shall be a reference to Singapore time, unless otherwise specified.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
(Registration No.: 193500026Z)

Board of Directors:

Wee Cho Yaw (Chairman & Chief Executive Officer)
Wee Ee Cheong (Deputy Chairman & President)
Ngiam Tong Dow
Prof Cham Tao Soon
Wong Meng Meng
Philip Yeo Liat Kok
Tan Kok Quan
Prof Lim Pin
Ng Boon Yew
Michael Lien Jown Leam

Registered Office:

80 Raffles Place
UOB Plaza
Singapore 048624

3 April 2006

To : The Shareholders of United Overseas Bank Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of UOB are convening the EGM to be held on 27 April 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed renewal of the Share Purchase Mandate; and

(c) the proposed authority for the issuance of the Class D, E and F Preference Shares.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statement or opinion made in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES

2.1 **The Companies (Amendment) Act.** The Companies (Amendment) Act, which came into force on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime in Singapore. These amendments include the abolition of the concepts of par value and authorised capital and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par-value, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly.

The Companies (Amendment) Act also introduced new provisions on share buy-backs and treasury shares. Under these new provisions, a company can repurchase shares out of capital, as well as from distributable profits. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held in treasury.

2.2 **Alterations to the Articles.** The current Articles need to be amended as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to update, streamline and rationalise certain other provisions of the Articles.

2.3 **Articles Proposed for Alterations.** The following Articles are proposed for alterations:

2.3.1 **Article 2**

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(i) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(ii) that, except where otherwise expressly provided in the Articles, references in the Articles to "shareholders" or "holders" of shares or a class of shares and references to "member", when the Companies Act requires, shall exclude the Company in relation to shares held by it as treasury shares; and

(iii) that a new definition of "Statutes" be inserted.

In the interest of clarity, drafting changes are also proposed to provide that:

(i) a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of the Articles;

(ii) words denoting the singular shall include the plural and *vice versa*, words denoting the masculine shall include the feminine and words denoting persons shall include corporations;

(iii) any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted; and

(iv) the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

2.3.2 **Article 3**

Article 3 which states the authorised share capital of the Company, is proposed to be deleted in view of the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

2.3.3 **Article 4**

Article 4 provides that the Company may, in accordance with the Companies Act, purchase or otherwise acquire its issued Shares. Changes are proposed to Article 4 to cater for the Shares which are purchased by the Company to be held as treasury shares in accordance with the Companies Act.

2.3.4 **Article 5**

Article 5 provides that no allotment shall be made of any Shares of the Company offered to the public unless, *inter alia*, the minimum subscription has been received. Article 5(2) and 5(3) are proposed to be deleted in view of the abolition of the concepts of nominal (or par) value and share premium pursuant to the Companies (Amendment) Act.

It is also proposed that in consequence of the above changes, the existing marginal note "No allotment unless minimum subscription received" be amended to "No allotment unless sum payable for shares received".

2.3.5 **New Articles 7D, 7E and 7F**

UOB is proposing to incorporate the terms of new preference shares in its Articles, so that it may have the flexibility to undertake fund raising exercises through the issue of such preference shares with a minimum of delay. The terms of the new preference shares, namely Class D, Class E and Class F Preference Shares, are set out in new Articles 7D, 7E and 7F which appear in the Appendix to this Circular.

As stated in paragraph 4.4 below, UOB is proposing that the Directors be given a mandate to issue the Class D, Class E and Class F Preference Shares. A summary of the terms and conditions of the Class D, Class E and Class F Preference Shares appears in paragraph 4.2 below.

2.3.6 **Article 8**

Article 8 deals with the issue of preference shares and as required by the Listing Manual provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued Shares. In view of the abolition of the concept of par value, it is proposed that this provision be amended to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by law or any stock exchange on which the Shares in the Company may be listed.

2.3.7 **New Article 8A**

New Article 8A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

It is also proposed that a new heading "TREASURY SHARES" be inserted above Article 8A and a new marginal note to Article 8A, "Treasury Shares" be inserted for ease of reference.

2.3.8 **Article 11**

Article 11 which provides that the Company may from time to time by ordinary resolution increase its capital by such sum to be divided into Shares of such amounts as the resolution shall prescribe, is proposed to be deleted following the abolition of the concept of par value and authorised capital pursuant to the Companies (Amendment) Act.

2.3.9 **Article 14**

Article 14 provides that the Company may by ordinary resolution, *inter alia*, consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares into Shares of smaller amount. It is proposed that these provisions be altered to delete references to the "amount" of Shares in conjunction with the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 14(b) provides also that the Company may by ordinary resolution cancel any Shares which have not been taken by any person and diminish the amount of capital by the amount of Shares so cancelled. It is proposed that this provision together with marginal note "Power to cancel shares" be deleted altogether in conjunction with the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

It is also proposed to insert a new Article 14(c) with marginal note "Power to convert shares" to give the Company the flexibility to convert any class of Shares into any other class of Shares by way of an ordinary resolution.

2.3.10 **Article 15**

Article 15, which provides that the Company may reduce its share capital, capital redemption reserve fund or share premium account as authorised by law, is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since, under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve fund and share premium account becomes part of its share capital. Article 15 is proposed to be further altered to provide that the Company may also reduce any undistributable reserve, and to provide, pursuant to the Companies (Amendment) Act, that upon cancellation of any Share purchased or otherwise acquired by the Company pursuant to a power in the Articles for the purchase or acquisition of its issued Shares by the Company, the amount of share capital of the Company shall be reduced by the extent to which any such cancelled Share was purchased or acquired out of the capital of the Company.

2.3.11 **Article 16**

The second sentence of Article 16 provides that no Shares are to be issued at a discount except in accordance with the provisions of the Companies Act, and is also proposed to be deleted in conjunction with the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

As a consequence of the proposed changes, the marginal note of Article 16 is proposed to be altered from "Controlling interest and discount" to "Controlling interest".

2.3.12 **Article 17**

Article 17(1) provides that the Directors may allot, grant options over or otherwise dispose of unissued shares. It is proposed that Article 17(1) be amended to replace references to "unissued shares" with "new shares" pursuant to the abolition of the concept of authorised share capital pursuant to the Companies (Amendment) Act.

Article 17(2) deals with the offer of new Shares to existing members. This Article is proposed to be altered to replace the reference to "amount" of existing Shares with a reference to "number" of existing Shares in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Drafting changes are proposed to provide, in addition to any permissive direction being given by the Company in general meeting, that new Shares also need not be offered to existing members in proportion to their existing holdings if so permitted by the listing rules of the SGX-ST. This is in line with current listing rules of the SGX-ST which permit a listed company to obtain a general share issue mandate in respect of which authority may be given, *inter alia*, for shares to be issued otherwise than on a *pro rata* basis to members. It is also proposed for the purpose of clarity to replace the last word of Article 17(2) (being the word "regulation") with the word "Article".

Article 17(3) relates to the general share issue mandate. It currently provides that the Company may by ordinary resolution give the Directors a general authority to issue Shares, provided that the aggregate number of new Shares to be issued shall not be more than 50 per cent. of the issued share capital of the Company for the time being, of which the aggregate number of Shares to be issued other than on a *pro rata* basis to Shareholders of the Company does not exceed 20 per cent. of the issued share capital of the Company for the time being.

Article 17(3) is proposed to be altered to delete the reference to these specific limits and manner of calculation, and to instead provide that the aggregate number of Shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 17(3) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any ordinary resolution passed pursuant to Article 17(3), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

As a consequence of the proposed changes, the marginal note of Article 17 is proposed to be altered from "Disposal of Unissued shares" to "Issue of shares".

2.3.13 **Article 20**

Article 20 provides that the Company may exercise the powers of paying commissions conferred by, *inter alia*, the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 20 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of Shares at such rate or amount and in such manner as the Directors may deem fit.

2.3.14 **Article 21**

Article 21 provides that if any Shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions of the Companies Act, pay interest on so much of such share capital as is for the time being paid up. In line with the amendment of Section 78 of the Companies Act by the Companies (Amendment) Act, it is proposed that Article 21 be altered to make it clear that the power to pay interest on capital does not extend to any treasury shares.

2.3.15 **Article 24**

Article 24(2) provides, *inter alia*, that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. It is proposed that Article 24(2) be altered to provide that the amount (if any) unpaid on the Shares must also be specified in the share certificate, to be in line with the amendment of Section 123 of the Companies Act by the Companies (Amendment) Act.

2.3.16 **Articles 26, 30 and 31**

Articles 26, 30 and 31 deal with calls on members in respect of any money unpaid on their Shares. It is proposed that these provisions be altered to remove all references to nominal (or par) value and share premium in line with the abolition of these concepts pursuant to the Companies (Amendment) Act.

2.3.17 **Article 44**

Article 44 deals with the power to decline to register a transfer of Shares. Article 44 is proposed to be altered to provide in accordance with paragraph 4(c) of Appendix 2.2 of the Listing Manual that there shall be no restriction on the transfer of fully paid Shares except where required by law, the listing rules or bye-laws of any stock exchange that the Shares may be listed on.

In addition, the Listing Manual provides that where the Directors decline to register a transfer of Shares, they shall within ten Market Days serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Companies Act. Accordingly, Article 44 is proposed to be altered to provide that such period would be as prescribed from time to time by the stock exchanges upon which the Company is listed.

2.3.18 **Article 47**

It is proposed that Article 47 be altered by substituting the word "Transfers" with "Members" to reflect the requirements under Section 192 of the Companies Act relating to the closing of the register of members of a company. As a consequence of the proposed alteration to Article 47, it is proposed that the marginal note to Article 47 be changed to "Register of Members may be closed".

2.3.19 **Article 52**

Article 52 empowers the Directors, subject to Shareholders' approval, to convert paid-up Shares into stocks and re-convert stock into paid-up Shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

2.3.20 **Articles 53 and 54**

Article 53 deals with the transfer of stock in the capital of the Company and Article 54 deals with the rights of stockholders. Drafting changes are proposed to Article 53 to delete references to "nominal amount of the shares" and to Article 54 to replace references to "amount of stock" with references to "number of stock units" in conjunction with the abolition of the concept of nominal value pursuant to the Companies (Amendment) Act.

In addition, Article 54 is also proposed to be altered to make it clear that the conversion of shares to stock will not affect or prejudice any preference or other special privileges attached to the shares so converted.

2.3.21 **New Article 58A**

Article 58 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective 1 April 2004 to provide that documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, may be given, sent or served using electronic communications. It is proposed that new Article 58A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act and/or any applicable regulations or procedures.

A new marginal note "Notice by electronic communications" will also be inserted for ease of reference.

2.3.22 **New Article 63A**

It is proposed to insert a new Article 63A after Article 63 to make clear that if an amendment is proposed to any resolution under consideration in a general meeting but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

In addition, new Article 63A will also make clear that in the case of a special resolution, no amendment to the special resolution (other than a mere clerical amendment to correct a patent error) may be considered or voted upon.

A new marginal note "Amendment to resolution" will also be inserted for ease of reference.

2.3.23 **Article 64**

Article 64 provides that at any general meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by, *inter alia*, the chairman of the general meeting (being a person entitled to vote thereat), or any member present in person or by proxy and holding shares in the Company conferring a right to vote being Shares on which an aggregate sum has been paid up equal to not less than one-twentieth of the total sum paid up on all the Shares conferring that right.

A new Article 64(b) is also proposed to be inserted to align this Article with Section 178(1) of the Companies Act and provide that a poll may be demanded by at least five members present in person or by proxy and entitled to vote at the meeting.

In conjunction with the abolition of the concept of nominal (or par) value and introduction of the concept of treasury shares pursuant to the Companies (Amendment) Act, Article 64 is also proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than five per cent. of the total number of paid up Shares of the Company (excluding treasury shares).

2.3.24 **Article 66**

Article 66 deals with the taking of a poll. A drafting change is proposed to be made to make clear that the chairman shall appoint scrutineers if so directed by the meeting.

2.3.25 **Article 70**

Article 70 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a general meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to Article 8A (as proposed to be inserted) which will provide that the Company shall not exercise any right (including the right to attend and vote at general meetings) in respect of treasury shares other than as provided by the Companies Act.

Article 70 is also proposed to be altered to provide that in the case of a member who is represented by two proxies, only the first named proxy in the proxy form shall vote on a show of hands. The proposed alterations to Article 70 will, in the case of a member represented by two proxies, determine conclusively which proxy shall be entitled to vote on a show of hands, and remove the uncertainty involved where the appointor, or failing whom, the chairman, have to determine which of the two proxies shall vote.

2.3.26 **Article 73**

Article 73 deals with the right to vote and is proposed to be altered to clarify that no member shall be entitled to vote at a general meeting unless all calls or other sums payable by him in respect of the Shares have been paid.

2.3.27 **Article 104**

Article 104 deals with the declaration by a Director of his interest in a contract with the Company. It is proposed that Article 104 be altered to extend the requirement relating to the disclosure of interests of any Director by substituting the word "contract" with the word "transaction" to reflect the present requirements under Section 156 of the Companies Act.

2.3.28 **Article 109**

Currently, Article 109 allows a resolution in writing, signed by all the Directors for the time being in Singapore, to be valid and effective, as if it had been passed at a meeting of the Directors duly convened and held. It is proposed that Article 109 be altered to make clear that the reference to the Directors include their alternates for the time being in Singapore.

In addition, as electronic signatures and electronic records are increasingly used in lieu of written signatures and documents and these are regulated in accordance with the provisions of the Electronic Transactions Act, Chapter 88 of Singapore, to facilitate Directors approving circulating resolutions by any electronic means, it is proposed that Article 109 be altered so as to give effect to circulating resolutions signed by Directors when such signatures and electronic records are communicated electronically in place of the traditional forms of writing and signatures.

2.3.29 **Article 126**

Article 126, which provides for the apportionment of dividends according to the amounts paid on the Shares, is proposed to be altered in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act. Article 126 as altered will provide that all dividends are to be paid in proportion to the number of Shares held, and that where Shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

2.3.30 **Article 129**

Article 129 provides that where Shares are issued at a premium, a sum equal to the aggregate amount or value of the premiums must be transferred to a "share premium account". In line with the abolition of the concept of share premium pursuant to the Companies (Amendment) Act, it is proposed that Article 129 be deleted in its entirety.

2.3.31 **Article 134**

Article 134 provides, *inter alia*, that dividends or other moneys payable on or in respect of a Share of the Company which are unclaimed after a period of six years from the date they are first payable, may be forfeited, and if so, shall revert to the Company. Drafting changes are proposed to be made to Article 134 to give the Directors discretion to annul any such forfeiture and make it clear that where the Depository returns any such unclaimed dividends or moneys to the Company, a Depositor shall not have any right or claim against the Company in respect of such returned unclaimed dividends or monies.

2.3.32 **Article 139**

Article 139 deals with the capitalisation of profits and reserves and is proposed to be altered to permit to the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and capital redemption reserve fund from Article 139 since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's share premium account and capital redemption reserve becomes part of its share capital.

In addition, as a consequence of the proposed changes, it is also proposed that the present marginal note "Capitalisation" be amended to "Power to issue free bonus shares and/or to capitalise profits and reserves" and the present headnote "RESERVE AND CAPITALISATION" before Article 138 be amended to "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES".

2.3.33 **Article 160**

Article 160 relates to the obtaining of members' approval for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. This provision is no longer required to be included in the Articles under the Listing Manual, and is therefore proposed to be deleted accordingly.

Notwithstanding the deletion of Article 160 from the Articles, where so required by the Companies Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or clearance (including members' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

In addition, **Articles 2, 17, 47 and 70** are also proposed to be altered to correct certain typographical errors contained in these Articles.

2.4 **Appendix.** The text of the Articles which are proposed to be altered is set out in the Appendix to this Circular. The proposed alterations to the Articles are subject to the approval of the Shareholders.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2005 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2005 Circular and the Ordinary Resolution set out in the Notice of the 2005 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution at the 2005 EGM and will expire on the date of the forthcoming Sixty-Fourth Annual General Meeting to be held on 27 April 2006. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM immediately following the Sixty-Fourth Annual General Meeting of the Company convened to be held on the same date.

3.2 **Rationale for the Proposed Renewal of the Share Purchase Mandate.** As previously stated in the 2005 Circular, the proposed renewal of the Share Purchase Mandate would give UOB the flexibility to undertake the purchase or acquisition of its issued Shares as and when appropriate to:

(a) manage the capital structure of UOB, with a view to achieving an efficient capital mix;

(b) manage surplus capital, such that surplus capital and funds which are in excess of UOB's requirements may be returned to Shareholders in an expedient and cost-efficient manner; and

(c) improve ROE, which is one of the key objectives of UOB.

The Share Purchase Mandate will be exercised by the Directors in circumstances where it is considered to be in the best interests of UOB, after taking into account factors such as the amount of surplus cash available and working capital requirements of UOB, the prevailing market conditions, liquidity and orderly trading of the Shares.

3.3 **Authority and Limits on the Share Purchase Mandate.** The authority and limits on the Share Purchase Mandate are summarised below.

3.3.1 ***Maximum Number of Shares***

The total number of Shares that may be purchased or acquired by UOB pursuant to the Share Purchase Mandate is limited to that number of Shares representing five per cent. of the issued Shares of UOB as at the date of the EGM at which the Share Purchase Mandate is approved (the "**Approval Date**"). Only Shares which are issued and fully paid-up may be purchased or acquired by UOB. Following the introduction of the Companies (Amendment) Act, any of the Company's Shares which are held as treasury shares will be disregarded for the purposes of computing the five per cent. limit.

As at the Latest Practicable Date, the issued share capital of UOB comprised 1,533,285,625 Shares. As at the Latest Practicable Date, there were outstanding and remaining options ("**Share Options**") held by executives of the UOB Group, which have been granted pursuant to the UOB Share Option Scheme, to subscribe for up to an aggregate of 2,169,000 Shares. Save in respect of the Shares which are issuable on exercise of the outstanding Share Options, no Shares were reserved for issue by UOB as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,533,285,625 Shares in issue as at the Latest Practicable Date, and assuming that no further Shares are issued pursuant to the exercise of exercisable Share Options on or prior to the EGM, not more than 76,664,281 Shares (representing five per cent. of the Shares in issue as at that date) may be purchased or acquired by UOB pursuant to the proposed Share Purchase Mandate.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the five per cent. limit, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out up to the full five per cent. as authorised, or at all. In particular, no purchases or acquisition of the Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of UOB.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the Approval Date up to:

(a) the date on which the next Annual General Meeting of UOB is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchase or Acquisition of Shares***

Purchases or acquisitions of Shares may be made by:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through the SGX-ST's trading system through one or more duly licensed dealers appointed by UOB for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act, as they consider fit in the interests of UOB in connection with or in relation to any equal access scheme or schemes. An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or the acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If UOB wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rule 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors must not exceed:

(a) in the case of a Market Purchase, 105 per cent of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110 per cent of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares were transacted on the SGX-ST immediately preceding the date of the Market Purchase by UOB or, as the case may be, the date of making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which UOB announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Source of Funds.** Previously, any payment made by UOB in consideration of the purchase or acquisition of its own Shares may only be made out of UOB's distributable profits. The Companies (Amendment) Act now permits UOB to also purchase or acquire its own Shares out of capital, as well as from its distributable profits.

UOB intends to use its internal sources of funds to finance its purchase or acquisition of the Shares.The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the liquidity and capital of UOB and the Group would be materially adversely affected.

3.5 **Reporting Requirements.** Pursuant to Rule 886 of the Listing Manual, UOB will notify the SGX-ST of any purchase or acquisition of Shares under the proposed Share Purchase Mandate as follows:

(a) in the case of a Market Purchase, by 9.00 a.m. on the Market Day following the day on which it purchased the Shares; and

(b) in the case of an Off-Market Purchase, by 9.00 a.m. on the second Market Day after the close of acceptances of the offer.

3.6 **Status of Purchased Shares.** Under current law, Shares purchased or acquired by UOB shall be deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on cancellation) unless such Shares are held by UOB as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by UOB and which are not held as treasury shares.

3.7 **Treasury Shares.** Under the Companies Act, as amended by the Companies (Amendment) Act, Shares purchased or acquired by UOB may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below.

3.7.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10 per cent. of the total number of issued Shares.

3.7.2 ***Voting and Other Rights***

UOB cannot exercise any right in respect of treasury shares, including the right to attend or vote at meetings.

In addition, no dividend may be paid, and no other distribution of UOB's assets may be made, to UOB in respect of treasury shares. However, treasury shares may be allotted as fully paid bonus shares and such bonus shares shall be treated for the purposes of the Companies Act as if they were purchased by UOB at the time they were allotted and held as treasury shares. A subdivision or consolidation of any treasury share is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.7.3 ***Disposal and Cancellation***

Where Shares purchased or acquired by UOB are held as treasury shares, UOB may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.8 **Financial Effects.** The financial effects on UOB and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time. The financial effects on UOB and the Group for the financial year ended 31 December 2005 are based on the assumptions set out below:

3.8.1 ***Purchase or Acquisition out of Capital or Profits***

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of Shares by UOB may be made out of UOB's capital or profits.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of profits, such consideration will correspondingly reduce the amount available for the distribution of dividends by UOB.

Where the consideration paid by UOB for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by UOB will not be reduced.

3.8.2 ***Number of Shares Acquired or Purchased***

For illustrative purpose only, based on the existing issued and paid-up ordinary share capital of UOB as at the Latest Practicable Date, the purchase by UOB of the maximum limit of five per cent. of its issued Shares will result in the purchase or acquisition of 76,664,281 Shares.

3.8.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that UOB purchases or acquires the 76,664,281 Shares at the Maximum Price, the maximum amount of funds required is approximately:

(a) in the case of Market Purchases of Shares, S$1,242,727,995 based on S$16.21 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date); and

(b) in the case of Off-Market Purchases of Shares, S$1,301,759,491 based on S$16.98 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive Market Days immediately preceding the Latest Practicable Date).

3.8.4 ***Illustrative Financial Effects***

For illustrative purposes only, on the basis of the assumptions set out in paragraphs 3.8.2 and 3.8.3 as well as the following:

(i) the Share Purchase Mandate had been effective on 1 January 2005 and UOB had purchased 76,664,281 Shares (representing five per cent. of the Shares in issue as at the Latest Practicable Date) on 1 January 2005;

(ii) 301,000 Shares which are issued pursuant to the exercise of Share Options between 31 December 2005 and the Latest Practicable Date had been issued on 1 January 2005;

(iii) no issuance of Shares from the exercise of Share Options after the Latest Practicable Date; and

(iv) the purchase consideration is funded by UOB from excess funds hitherto deployed in the interbank market with an effective yield of 3.38 per cent. before tax, being the interbank one-month offer rate as at 24 March 2006, and the tax rate is assumed to be 20 per cent.,

the financial effects on the audited financial accounts of UOB and the Group for the financial year ended 31 December 2005 are set out below:

Market Purchases

	Group		Company	
As at 31 December 2005	**Before Share Purchases**	**After Share Purchases[1]**	**Before Share Purchases**	**After Share Purchases[1]**
Total Shareholders' Equity (S$'000)	14,928,662	13,652,331	12,481,769	11,205,438
Number of issued and paid-up Shares ('000)	1,537,843	1,461,179	1,537,843	1,461,179
Weighted average number of issued and paid-up Shares ('000)	1,537,300	1,460,636	1,537,300	1,460,636
Net profit attributable to Shareholders (S$'000)	1,709,206	1,675,603	1,850,537	1,816,934
<u>**Financial Ratios**</u>				
NTA per Share (S$)	6.92	6.41	6.05	5.49
Earnings per Share-Basic (S$)	1.11	1.15	1.20	1.24
ROE (%)	12.4	13.4	15.6	17.2

The Group's Capital Adequacy Ratio before and after the share purchases is 16.1% and 14.8% respectively.

Note:

(1) The disclosed financial effects remain the same irrespective of whether:
(a) the purchase of Shares are effected out of capital or profits; or
(b) the purchase of Shares are held in treasury or cancelled.

Off-Market Purchases

	Group		Company	
As at 31 December 2005	Before Share Purchases	After Share Purchases[1]	Before Share Purchases	After Share Purchases[1]
Total Shareholders' Equity (S$'000)	14,928,662	13,591,703	12,481,769	11,144,810
Number of issued and paid-up Shares ('000)	1,537,843	1,461,179	1,537,843	1,461,179
Weighted average number of issued and paid-up Shares ('000)	1,537,300	1,460,636	1,537,300	1,460,636
Net profit attributable to Shareholders (S$'000)	1,709,206	1,674,006	1,850,537	1,815,337
<u>Financial Ratios</u>				
NTA per Share (S$)	6.92	6.37	6.05	5.45
Earnings per Share-Basic (S$)	1.11	1.15	1.20	1.24
ROE (%)	12.4	13.5	15.6	17.3

The Group's Capital Adequacy Ratio before and after the share purchases is 16.1% and 14.7% respectively.

Note:
[1] The disclosed financial effects remain the same irrespective of whether:
(a) *the purchase of Shares are effected out of capital or profits; or*
(b) the purchase of Shares are held in treasury or cancelled.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise UOB to purchase or acquire up to five per cent. of the issued Shares, UOB may not necessarily purchase or acquire or be able to purchase or acquire the entire five per cent. of the issued Shares. In addition, UOB may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

UOB will take into account both financial and non-financial factors (for example, stock market conditions and the performance of the Shares) in assessing the relative impact of a purchase or acquisition of Shares before execution.

3.9 **Details of Share Buy Backs in the last 12 months.** As at the Latest Practicable Date, UOB had purchased an aggregate of 4,858,000 Shares representing 0.32 per cent. of the issued ordinary share capital of UOB as at the Latest Practicable Date by way of Market Purchases pursuant to the Share Purchase Mandate approved by the Shareholders at the 2005 EGM. The highest and lowest price was S$15.10 and S$14.60 per Share respectively. The total consideration paid for all of the purchases was approximately S$72.1 million.

3.10 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least ten per cent. of equity securities (excluding preference shares and convertible equity securities) must be held by public shareholders. The "public", as defined in the Listing Manual, are persons other than the directors, chief executive officer, substantial shareholders or controlling shareholders of a listed company and its subsidiaries, as well as associates (as defined in the Listing Manual) of such persons. As at the Latest Practicable Date, approximately 77.0 per cent. of the issued Shares are held by public shareholders. Assuming UOB had purchased or acquired Shares from the public up to the full five per cent. limit pursuant to the proposed Share Purchase Mandate on the Latest Practicable Date and none of these Shares had been held as treasury shares, approximately 76.0 per cent. of the issued Shares would have been held by public shareholders as at that date.

Accordingly, UOB is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit UOB to undertake purchases or acquisitions of its Shares through Market Purchases up to the full five per cent. limit pursuant to the Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity.

3.11 **Shareholding Limits.** The Banking Act provides, *inter alia*, that, on or after the appointed day (defined in the Banking Act to mean 18 July 2001, being the date of the commencement of the Banking (Amendment) Act 2001):

(a) no person shall enter into any agreement or arrangement, whether oral or in writing and whether express or implied, to act together with any person with respect to the acquisition, holding or disposal of, or the exercise of rights in relation to, their interests in voting shares of an aggregate of five per cent. or more of the total votes attached to all voting shares in a designated financial institution, without first obtaining the approval of the Minister designated for the purposes of the Banking Act (the "**Minister**") (the "**5% Limit**"); and

(b) no person shall be a 12% controller (as defined below) or a 20% controller (as defined below) of a designated financial institution without first obtaining the approval of the Minister.

For the purposes of the Banking Act:

"**designated financial institution**" means (i) a bank incorporated in Singapore; or (ii) a financial holding company;

"**12% controller**" means a person, not being a 20% controller, who alone or together with his associates, (i) holds not less than 12% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 12% in the designated financial institution; and

"**20% controller**" means a person who, alone or together with his associates, (i) holds not less than 20% of the total number of issued shares in the designated financial institution; or (ii) is in a position to control voting power of not less than 20% in the designated financial institution.

The shareholding percentage of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of Shares will increase should UOB cancel the Shares purchased or acquired by UOB. Similarly, the percentage voting rights of a Shareholder (whose Shares were not the subject of a share purchase or acquisition by UOB) in the issued capital of UOB immediately following any purchase or acquisition of Shares will increase should UOB hold in treasury the Shares purchased or acquired by UOB.

UOB wishes to draw the attention of Shareholders to the following consequences of a purchase or acquisition of Shares by UOB pursuant to the Share Purchase Mandate, if the proposed renewal of the Share Purchase Mandate is approved by Shareholders:

A PURCHASE OR ACQUISITION OF SHARES BY UOB MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON TO REACH OR EXCEED THE 5% LIMIT OR CAUSE ANY PERSON TO BECOME A 12% CONTROLLER OR A 20% CONTROLLER.

Shareholders whose shareholdings are close to the limits set out in the Banking Act **are advised to seek the prior approval of the MAS** to continue to hold, on such terms as may be imposed by the MAS, the Shares representing the number of Shares which they may hold in excess of any of such limits, as a consequence of a purchase or acquisition of Shares by UOB. Shareholders who are in doubt as to the action that they should take should consult their professional advisers at the earliest opportunity.

3.12 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note.The take-over implications arising from any purchase or acquisition by UOB of its Shares are set out below.

3.12.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by UOB of its Shares, the proportionate interest in the voting capital of UOB of Shareholders and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of UOB and become obliged to make an offer under Rule 14 of the Take-over Code.

3.12.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

  (i) a company;

  (ii) the parent company of (i);

  (iii) the subsidiaries of (i);

  (iv) the fellow subsidiaries of (i);

  (v) the associated companies of any of (i), (ii), (iii) or (iv); and

  (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by UOB are set out in Appendix 2 of the Take-over Code.

3.12.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of UOB purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30 per cent. or more, or, if such Shareholder holds between 30 per cent. and 50 per cent. of UOB's voting rights, if the voting rights of such Shareholder would increase by more than one per cent. in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by UOB should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

4. THE PROPOSED AUTHORITY FOR THE ISSUANCE OF CLASS D, E AND F PREFERENCE SHARES

4.1 **Class D, E and F Preference Shares.** UOB is proposing to incorporate the terms of the Class D, Class E and Class F Preference Shares in the Articles, so that UOB may have the flexibility to undertake fund raising exercises through the issue of such preference shares with a minimum of delay and help it take advantage of favourable market conditions or business opportunities quickly. Any issue of the Class D, Class E or Class F Preference Shares, as the case may be, would strengthen UOB's capital base and help it to manage its capital structure more efficiently.

UOB has no immediate plans to issue any Class D, Class E or Class F Preference Shares. In the event that UOB proposes to issue any Class D, Class E and/or Class F Preference Shares, an application with the terms of such issue will be submitted to the MAS for its consideration and approval for such preference shares to qualify as Tier 1 capital of UOB.

4.2 **Terms of Class D, E and F Preference Shares.** The terms of the Class D, Class E and Class F Preference Shares are set out in new Articles 7D, 7E and 7F of the Articles which are respectively set out in the Appendix to this Circular. The Class D Preference Shares, Class E Preference Shares and Class F Preference Shares will rank *pari passu* in all respects with the other classes of preference shares in the capital of UOB.

A summary of the principal terms of the Class D, Class E and Class F Preference Shares is as follows:

Term	Class D Preference Shares	Class E Preference Shares	Class F Preference Shares
Denomination	S$	S$	US$
Liquidation Preference	S$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)	S$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)	US$100 (or such other amount as the Directors (or an authorised committee thereof) may determine)
Redemption Date	The Company may, at its option, redeem in whole, but not in part, the Class D Preference Shares:	The Company may, at its option, redeem in whole, but not in part, the Class E Preference Shares:	The Company may, at its option, redeem in whole, but not in part, the Class F Preference Shares:
	(i) on the date falling five years after such preference shares are issued;	(i) on the date falling five years after such preference shares are issued;	(i) on the date falling five years after such preference shares are issued;

Term	Class D Preference Shares	Class E Preference Shares	Class F Preference Shares
	(ii) on the date falling ten years after such preference shares are issued; and	(ii) on the date falling ten years after such preference shares are issued; and	(ii) on the date falling ten years after such preference shares are issued; and
	(iii) on each dividend payment date thereafter,	(iii) on each dividend payment date thereafter,	(iii) on each dividend payment date thereafter,
	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7D of the Articles) and to Singapore law.	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7E of the Articles) and to Singapore law.	in each case subject to the satisfaction of the Redemption Conditions (as defined in new Article 7F of the Articles) and to Singapore law.
Dividend	Non-cumulative, fixed rate until the dividend re-set date and floating rate thereafter, such dividend re-set date being the twentieth dividend date falling after the date the Class D Preference Shares are issued or such other date (being a date no earlier than the twentieth dividend date falling after the date of issue of the Class D Preference Shares) as the Directors (or an authorised Committee thereof) may determine.	Non-cumulative, fixed rate throughout.	Non-cumulative, fixed rate until the dividend re-set date and floating rate thereafter, such dividend re-set date being the twentieth dividend date falling after the date the Class F Preference Shares are issued or such other date (being a date no earlier than the twentieth dividend date falling after the date of issue of the Class F Preference Shares) as the Directors (or an authorised Committee thereof) may determine.
	The determination of the floating rate in respect of the Class D Preference Shares will be done in the manner described in the new Article 7D of the Articles.		The determination of the floating rate in respect of the Class F Preference Shares will be done in the manner described in the new Article 7F of the Articles.

4.3 **Issue of Class D, E or F Preference Shares.** There can be no assurance that UOB will undertake the issue of any Class D, Class E or Class F Preference Shares or as to when any issue of Class D, Class E or Class F Preference Shares, as the case may be, will be undertaken. Any issue of Class D, Class E or Class F Preference Shares, as the case may be, is subject to market conditions, UOB's capital position and requirements and any applicable regulatory approvals at the relevant time. If and when UOB decides to issue any Class D, Class E and/or Class F Preference Shares, as the case may be, it will make the appropriate announcement at the relevant time.

4.4 **Authority to Issue Class D, E or F Preference Shares.** It is proposed, in Resolution 3, that the Directors be given a mandate (the "**Preference Share Issue Mandate**") to issue the Class D, Class E and/or Class F Preference Shares and/or to make or grant offers, agreements or options that might or would require the Class D, Class E and/or Class F Preference Shares to be issued and (notwithstanding that the authority so conferred may have ceased to be in force) issue Class D, Class E and/or Class F Preference Shares in pursuance of any offers, agreements or options made or granted by the Directors while the authority was in force.

The Preference Share Issue Mandate will take effect from the passing of Resolution 3, and will continue in force until the next Annual General Meeting of UOB. It is intended that the Preference Share Issue Mandate be placed before Shareholders for renewal at each subsequent Annual General Meeting of UOB.

5. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

5.1 **Directors.** As at the Latest Practicable Date, the interests of the Directors in the Shares and Share Options as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				
Director	Shares Registered in the Name of Directors	%[1]	Shares in which Directors are Deemed to have an Interest	%[1]	Number of new Shares comprised in outstanding Share Options granted pursuant to UOB Share Option Scheme
Wee Cho Yaw	16,390,248	1.07	245,208,142	15.99	–
Wee Ee Cheong	2,794,899	0.18	146,085,251	9.53	–
Ngiam Tong Dow	–	–	8,600	–	–
Prof Cham Tao Soon	–	–	9,775	–	–
Wong Meng Meng	–	–	–	–	–
Philip Yeo Liat Kok	–	–	–	–	–
Tan Kok Quan	–	–	74,475	–	–
Prof Lim Pin	–	–	–	–	–
Ng Boon Yew	–	–	5,280	–	–
Michael Lien Jown Leam	–	–	–	–	–

[1] Based on 1,533,285,625 issued shares in the capital of UOB as at the Latest Practicable Date.

5.2 **Substantial Shareholders.** As at the Latest Practicable Date, the interests of the substantial shareholders of UOB as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
	Shareholdings Registered in the name of a Substantial Shareholder		Other shareholdings in which a Substantial Shareholder is deemed to have an interest		Total Interest	
Substantial Shareholder	No. of Shares	%[1]	No. of Shares	%[1]	No of Shares	%[1]
Estate of Lien Ying Chow (deceased)	316,516	0.02	84,388,554[2]	5.50	84,705,070	5.52
Lien Ying Chow (Pte) Ltd	–	–	84,288,771[2]	5.50	84,288,771	5.50
Wah Hin & Company Pte Ltd	81,221,771	5.30	3,067,000[3]	0.20	84,288,771	5.50
Sandstone Capital Pte Ltd	–	–	84,288,771[4]	5.50	84,288,771	5.50
Wee Cho Yaw	16,390,248	1.07	242,459,557[5]	15.81	258,849,805	16.88
Wee Ee Cheong	2,794,899	0.18	146,051,011[5]	9.53	148,845,910	9.71
Wee Ee Chao	141,164	0.01	115,802,696[5]	7.55	115,943,860	7.56
Wee Ee Lim	1,606,834	0.11	146,033,758[5]	9.52	147,640,592	9.63
Wee Investments Pte Ltd	110,909,021	7.23	2,071,021	0.14	112,980,042	7.37

[1] Based on 1,533,285,625 issued shares in the capital of UOB as at the Latest Practicable Date.

[2] Estate of Lien Ying Chow (deceased) and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 84,288,771 Shares in which Wah Hin & Company Pte Ltd has an interest.

[3] This deemed interest in 3,067,000 Shares arises through Sandstone Capital Pte Ltd (as referred to in note 4(a) below).

[4] This deemed interest in 84,288,771 Shares comprises:

(a) deemed interest in 3,067,000 Shares registered in the name of Citibank Nominees Singapore Pte Ltd, of which Sandstone Capital Pte Ltd is the beneficiary; and
(b) deemed interest in 81,221,771 Shares held by Wah Hin & Company Pte Ltd.

[5] Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in Wee Investments Pte Ltd's total direct and deemed interests of 112,980,042 Shares.

6. DIRECTORS' RECOMMENDATION

6.1 **The Proposed Alterations to the Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the alterations to the Articles to be proposed at the EGM.

6.2 **The Proposed Renewal of Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the Share Purchase Mandate to be proposed at the EGM.

6.3 **The Proposed Preference Share Issue Mandate.** The Directors are of the opinion that the proposed Preference Share Issue Mandate is in the best interest of UOB. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the Preference Share Issue Mandate to be proposed at the EGM.

7. EXTRAORDINARY GENERAL MEETING

7.1 **EGM.** The EGM, notice of which is set out on pages 100 to 102, will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of UOB to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the resolutions set out in the Notice of EGM.

7.2 **Depositor.** If you are a Depositor, you shall not be entitled to attend and vote at the EGM unless you are shown to have Shares entered against your name in the Depository Register at least 48 hours before the time fixed for holding the EGM, as certified by CDP to UOB.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

There is enclosed with this Circular a notice of EGM and a Proxy Form. If any Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, such Shareholder should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not later than 48 hours before the time fixed for the EGM. Completing and returning a Proxy Form does not preclude the Shareholder from attending and voting in person at the EGM in place of his proxy.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in the Circular misleading.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the office of the Company Secretary of UOB at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624, during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of UOB;

(b) the annual report of UOB for the financial year ended 31 December 2005; and

(c) the 2005 Circular.

Yours faithfully,
For and on behalf of
the Board of Directors
UNITED OVERSEAS BANK LIMITED

Wee Cho Yaw
Chairman & Chief Executive Officer

THE APPENDIX
THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and, where appropriate, the full text of the Articles proposed to be altered has also been reproduced.

Existing Article 2

2. *In these presents, unless inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof.* *Interpretation.*

Words	***Meanings***
The Company	*UNITED OVERSEAS BANK LIMITED.*
The Act	*The Companies Act (Cap. 50) and every other statute for the time being in force concerning companies in Singapore and affecting the Company and including any statutory modification, amendment or re-enactment thereof for the time being in force.*
These presents	*These Articles of Association, as originally framed, or as from time to time to time altered by Special Resolution.*
Directors	*The Directors for the time being of the Company.*
Members	*Any registered holders of shares in the Company.*
Office	*The registered office of the Company.*
Seal	*The Common Seal of the Company.*
Month	*Calendar month.*
Year	*Calendar year.*
In writing	*Written or produced by any substitute for writing, or partly one and partly another.*
Dividend	*Dividend and/or bonus.*
Paid	*Paid or credited as paid.*

The expressions "debenture" and "debenture holder" shall include "debenture stock" and "debenture stock holder", and the expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary. The expressions "Depositor", "Depository", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in the Act.

References in these presents to "shareholder" or "holders" of the shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these Articles; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares,

and "holding" and "held" shall be construed accordingly.

Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with subject or context, bear the same meaning in these presents.

The marginal notes are inserted for convenience only and shall not affect the construction of these presents.

Proposed Alterations to Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents unless inconsistent with the subject or context, the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof. Interpretation.

Words	**Meanings**
Directors	The Directors for the time being of the Company.
Dividend	Dividend and/or bonus.
In writing	Written or produced by any substitute for writing, or partly one and partly another.
Members	Any registered holders of shares in the Company.
Month	Calendar month.
Office	The registered office of the Company.
Paid	Paid or credited as paid.
Seal	The Common Seal of the Company.
Statutes	**The Act and every other act or statute for the time being in force concerning companies and affecting the Company.**
The Act	The Companies Act (Cap. 50) and every other statute for the time being in force concerning companies in Singapore and affecting the Company and including any statutory modification, amendment or re-enactment thereof for the time being in force.
The Company	UNITED OVERSEAS BANK LIMITED.

These presents	These Articles of Association, as originally framed, or as from time to time to time altered by Special Resolution.
Year	Calendar year.

The expressions "debenture" and "debenture holder" shall include "debenture stock" and "debenture stock holder", and the expression "Secretary" shall include any person appointed by the Directors to perform any of the duties of the Secretary.The expressions "Depositor", "Depository", "Depository Agent"**,** ~~and~~ "Depository Register" **and "treasury shares"** shall have the meanings ascribed to them respectively in the Act.

References in these presents to "shareholder" or "holders" of the shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these ~~Articles~~ **presents**;

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares~~,~~**; and**

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly.

References in these presents to "member" shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with subject or context, bear the same meaning in these presents.

The **headnotes and** marginal notes are inserted for convenience only and shall not affect the construction of these presents.

Existing Article 3

3. The authorised share capital of the Company is S$3,000,002,000, US$200 and EUR400 divided into: *Authorised capital.*

(1) 3,000,000,000 ordinary shares of S$1.00 each;

(2) 20,000 non-cumulative non-convertible Class A preference shares of US$0.01 each;

(3) 200,000 non-cumulative non-convertible Class B preference shares of S$0.01 each; and

(4) 40,000 non-cumulative non-convertible Class C preference shares of EUR0.01 each.

Proposed Alterations to Article 3

By deleting Article 3 in its entirety.

Existing Article 4

Purchase of Company's shares.

4. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Proposed Alterations to Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

Purchase of Company's shares.

4. The Company may, subject to and in accordance with the Act, purchase or otherwise acquire ~~shares in the~~ **its** issued share**s** ~~capital~~ ~~of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall**, unless held in treasury in accordance with the Act,** be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may **hold or** deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act.

Existing Article 5

No allotment unless minimum subscription received.

5. (1) No allotment shall be made of any shares of the Company offered to the public unless the minimum subscription has been subscribed and the sum payable on application for the shares so subscribed has been received by the Company and the Company shall comply with the provisions of the Act.

(2) The minimum subscription shall be calculated on the nominal value of each share, and where the shares are issued at a premium, on the nominal value of, and the amount of the premium payable on each share; and reckoned exclusively of any amount payable otherwise than in cash.

(3) The amount payable on application on each share offered to the public shall not be less than five (5) percentum of the nominal amount of the share.

THE APPENDIX
THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

Proposed Alterations to Article 5

By deleting Article 5 in its entirety and substituting therefor the following:

5. (1) No allotment shall be made of any shares of the Company offered to the public unless ~~the minimum subscription has been subscribed and~~ the sum payable on application for the shares so subscribed has been received by the Company and the Company shall comply with the provisions of the Act.

No allotment unless ~~minimum subscription~~ **sum payable for shares received**.

~~(2) The minimum subscription shall be calculated on the nominal value of each share, and where the shares are issued at a premium, on the nominal value of, and the amount of the premium payable on each share; and reckoned exclusively of any amount payable otherwise than in cash.~~

~~(3) The amount payable on application on each share offered to the public shall not be less than five (5) percentum of the nominal amount of the share.~~

New Article 7D

New Article 7D shall be inserted immediately after Article 7C as follows:

7D. Class D Preference Shares

The Class D Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class D Preference Share shall have a liquidation preference of S$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class D Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7D(2)(d)**, **(f)** and **(g)** below, the Class D Preference Shares shall entitle the holder thereof (each, a "**Class D Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7D(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on 15 March and 15 September in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on 15 March, 15 June, 15 September and 15 December in each year (each such date, and each of the dates in **Article 7D(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in this **Article 7D(2)(a)(ii)** is not a Business Day (as defined below), such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board.

The first Dividend Date shall:

(aa) if the date ("**Issue Date**") on which the Class D Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(bb) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(cc) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date in **Article 7D(2)(a)(i)** above would otherwise fall on a day which is not a Business Day, payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class D Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7D(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class D Preference Shareholders or entitle the Class D Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

"**Dividend Re-Set Date**" shall be the twentieth Dividend Date falling after the Issue Date or such other date (being a date no earlier than the twentieth Dividend Date falling after the Issue Date) as the Board may determine in its absolute discretion on or prior to the Issue Date.

(b) **Fixed Dividend Rate.** Each Class D Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7D(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Floating Dividend Rate.** Each Class D Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in Singapore dollars at a floating rate per annum equal to:

(i) the three-month SGD Swap Offer Rate (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date and in compliance with the published capital adequacy requirements of the Monetary Authority of Singapore ("**MAS**") applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

Any determination by the Calculation Agent (as defined below) under this **Article 7D** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity for the time being appointed as calculation agent for the purposes of this **Article 7D** by the Board.

"**three-month SGD Swap Offer Rate**" means, in respect of any Dividend Period, the rate determined by the Calculation Agent which appears under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SIBOR AND SWAP OFFER RATES - RATES AT 11.00 A.M. SINGAPORE TIME" and the row headed "SGD" on Moneyline Telerate Service Page 50157 (or such other page as may replace Moneyline Telerate Service Page 50157 for the purpose of displaying Singapore swap offer rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date (as defined below); *provided that*, if at such time, no such rate is quoted on Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) or Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) is unavailable for any reason, "**three-month SGD Swap Offer Rate**" means the "**Average Swap Rate**" (which shall be rounded up, if necessary, to the nearest four decimal places) for such Dividend Period determined by the Calculation Agent in accordance with the following formula:

In the case of Premium:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \left[\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

In the case of Discount:

$$\text{Average Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \left[\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

where:

"SIBOR" = the rate which appears under the caption "SINGAPORE INTERBANK OFFER RATES (US$)" and the column headed "FIXINGS" on Moneyline Telerate Service Page 50163 to 50164 (or such other page as may replace Moneyline Telerate Service Page 50163 to 50164 for the purpose of displaying Singapore inter-bank United States dollar offered rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned;

"Spot Rate" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks (as defined below) and which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" and the column headed "SPOT" on Moneyline Telerate Service Page 50168 (or such other page as may replace Moneyline Telerate Service Page 50168 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Premium or Discount" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates for a Premium or Discount quoted by the Reference Banks which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE - SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" on Moneyline Telerate Service Page 50168 (or such other replacement page as aforesaid) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned; and

"**T**" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date any one of the components for the purposes of calculating the Average Swap Rate above is not quoted on the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) or the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) is unavailable for any reason, the Calculation Agent shall request the principal Singapore offices of the Reference Banks to provide the Calculation Agent with quotations of their Swap Rates (as defined below) for the Dividend Period concerned at or about 11.00 a.m., Singapore time, on such SOR Determination Date and the Average Swap Rate for such Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the Swap Rates quoted by the Reference Banks to the Calculation Agent. The "**Swap Rate**" of a Reference Bank means the rate at which that Reference Bank can generate Singapore dollars for the Dividend Period concerned in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date and shall be determined as follows:

In the case of Premium:

$$\text{Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})} + \left[\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

In the case of Discount:

$$\text{Swap Rate} = \left[\frac{365}{360} \times \text{SIBOR}\right] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})} - \left[\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}\right]$$

where:

"**SIBOR**" = the rate per annum at which United States dollar deposits for a period equal to the duration of the Dividend Period concerned are being offered by that Reference Bank to prime banks in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"**Spot Rate**" = the rate at which that Reference Bank sells United States dollars spot in exchange for Singapore dollars in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"**Premium**" = the premium that would have been paid by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market;

"**Discount**" = the discount that would have been received by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market; and

"**T**" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with quotations of their Swap Rate(s), the Average Swap Rate shall be determined by the Calculation Agent to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Calculation Agent at or about 11.00 a.m., Singapore time, on such SOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be most appropriate, or if on such SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with such quotation, the Average Swap Rate for the relevant Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about 11.00 a.m., Singapore time, on such SOR Determination Date.

"**SOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days prior to the first day of that Dividend Period.

"**Reference Banks**" means three major banks in Singapore selected by the Calculation Agent.

(d) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class D Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any

part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7D** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class D Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class D Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class D Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class D Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class D Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class D Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7D(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the

Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(f) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7D**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class D Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class D Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(g) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7D(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class D Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date.The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class D Preference Shareholder except that where the Class D Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class D Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class D Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7D(10)(b)** below.

(h) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7D(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class D Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class D Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7D**, be made to the Class D Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7D**, the Class D Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class D Preference

Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class D Preference Shareholders).

(k) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class D Preference Share shall bear interest against the Company.

(l) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7D** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class D Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class D Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class D Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class D Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class D Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) Liquidation Distributions

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class D Preference Shares, the Class D Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class D Preference Shares.

On such a dissolution or winding up, each Class D Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7D(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class D Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class D Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7D**, the Class D Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class D Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class D Preference Shares.

(b) **Merger Event Redemption.** In the event the Class D Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class D Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, then the Class D Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7D(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7D**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class D Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class D Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class D Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7D**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class D Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class D Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class D Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class D Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class D Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class D Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class D Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7D(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class D Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class D Preference Shareholders may surrender share certificates (if applicable) in respect of the Class D Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7D(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class D Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class D Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class D Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class D Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class D Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General.** Except as provided in this **Article 7D(5)**, the Class D Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class D Preference Shareholders shall be entitled to attend class meetings of the Class D Preference Shareholders. Every Class D Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class D Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class D Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class D Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class D Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class D Preference Shareholders). Every Class D Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class D Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class D Preference Shares. No repurchase of any Class D Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments in respect of the Class D Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class D Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class D Preference Shares shall be made by the Company to any Class D Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class D Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class D Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7D(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7D(2)(I)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class D Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class D Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class D Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class D Preference Shareholders (the quorum at such class meeting to be such number of Class D Preference Shareholders holding or representing not less than two-thirds of the outstanding Class D Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class D Preference Shareholders, impose any material obligation on the Class D Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class D

Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class D Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class D Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class D Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class D Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class D Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class D Preference Shareholder in accordance with **Article 7D(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class D Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class D Preference Share (not being a fully paid Class D Preference Share); *provided that* where any Class D Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class D Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class D Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class D Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class D Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication.** For so long as the Class D Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7D** and the other provisions of these **Articles**, then the provisions of this **Article 7D** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class D Preference Shares.

New Article 7E

New Article 7E shall be inserted immediately after Article 7D as follows:

7E. Class E Preference Shares

The Class E Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class E Preference Share shall have a liquidation preference of S$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class E Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7E(2)(c)**, **(e)** and **(f)** below, the Class E Preference Shares shall entitle the holder thereof (each, a "**Class E Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof

calculated on the basis set out in **Article 7E(2)(b)** below. The Dividend shall be payable semi-annually in arrear on 15 March and 15 September in each year (each such date, a "**Dividend Date**"), in each case when, as and if declared by the Board.

The first Dividend Date shall:

(i) if the date ("**Issue Date**") on which the Class E Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(ii) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(iii) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class E Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7E(2)(c)**, **(e)** and **(f)** below. Accordingly, such amount shall not accumulate for the benefit of the Class E Preference Shareholders or entitle the Class E Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

(b) **Fixed Dividend Rate.** Each Class E Preference Share in issue shall entitle the holder thereof to receive for each Dividend Period (as defined below), Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class E Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any

part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7E** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(d) **Ranking.** The Class E Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class E Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class E Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class E Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class E Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class E Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7E(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(e) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7E**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the Monetary Authority of Singapore ("**MAS**") from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class E Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class E Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(f) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7E(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class E Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class E Preference Shareholder except that where the Class E Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class E Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class E Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7E(10)(b)** below.

(g) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7E(2)(e)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class E Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class E Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(h) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7E**, be made to the Class E Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7E**, the Class E Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(i) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class E Preference Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class E Preference Shareholders).

(j) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class E Preference Share shall bear interest against the Company.

(k) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7E** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class E Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class E Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class E Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class E Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class E Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class E Preference Shares, the Class E Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class E Preference Shares.

On such a dissolution or winding up, each Class E Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7E(2)(e)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class E Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class E Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7E**, the Class E Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class E Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class E Preference Shares.

(b) **Merger Event Redemption.** In the event the Class E Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class E Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, then the Class E Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7E(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7E**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class E Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class E Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class E Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7E**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class E Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class E Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class E Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class E Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class E Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class E Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class E Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7E(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class E Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class E Preference Shareholders may surrender share certificates (if applicable) in respect of the Class E Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7E(2)(e)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class E Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class E Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class E Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class E Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class E Preference Share shall constitute an absolute discharge to the Company.

(5) Voting

(a) **General.** Except as provided in this **Article 7E(5)**, the Class E Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class E Preference Shareholders shall be entitled to attend class meetings of the Class E Preference Shareholders. Every Class E Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class E Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class E Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class E Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class E Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class E Preference Shareholders). Every Class E Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class E Preference Share of which he is the holder.

(6) Purchases

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class E Preference Shares. No repurchase of any Class E Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) Taxation

All payments in respect of the Class E Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class E Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class E Preference Shares shall be made by the Company to any Class E Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class E Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class E Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7E(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7E(2)(k)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class E Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class E Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class E Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class E Preference Shareholders (the quorum at such class meeting to be such number of Class E Preference Shareholders holding or representing not less than two-thirds of the outstanding Class E Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class E Preference Shareholders, impose any material obligation on the Class E Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class E Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class E Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class E Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class E Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class E Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class E Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class E Preference Shareholder in accordance with **Article 7E(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class E Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class E Preference Share (not being a fully paid Class E Preference Share); *provided that* where any Class E Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class E Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class E Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class E Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class E Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class E Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7E** and the other provisions of these **Articles**, then the provisions of this **Article 7E** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class E Preference Shares.

<u>New Article 7F</u>

New Article 7F shall be inserted immediately after Article 7E as follows:

7F. Class F Preference Shares

The Class F Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Liquidation Preference

Each Class F Preference Share shall have a liquidation preference of US$100 (or such other amount as the Board of Directors of the Company (or an authorised committee thereof) ("**Board**") may determine in its absolute discretion on or prior to the date of issue of the Class F Preference Shares) ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7F(2)(d)**, **(f)** and **(g)** below, the Class F Preference Shares shall entitle the holder thereof (each, a "**Class F Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7F(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on 15 March and 15 September in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on 15 March, 15 June, 15 September and 15 December in each year (each such date, and each of the dates in **Article 7F(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in this **Article 7F(2)(a)(ii)** is not a Business Day (as defined below), such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board.

The first Dividend Date shall:

(aa) if the date ("**Issue Date**") on which the Class F Preference Shares are first allotted and issued falls before 15 March in any calendar year, be on 15 March in that calendar year;

(bb) if the Issue Date falls **(I)** on or after 15 March in any calendar year and **(II)** before 15 September in the same calendar year, be on 15 September in that calendar year; and

(cc) if the Issue Date falls on or after 15 September in any calendar year, be on 15 March in the next calendar year.

If any Dividend Date in **Article 7F(2)(a)(i)** above would otherwise fall on a day which is not a Business Day, payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day.

No Class F Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7F(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class F Preference Shareholders or entitle the Class F Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be the twentieth Dividend Date falling after the Issue Date or such other date (being a date no earlier than the twentieth Dividend Date falling after the Issue Date) as the Board may determine in its absolute discretion on or prior to the Issue Date.

(b) **Fixed Dividend Rate.** Each Class F Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7F(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in United States dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per

cent. as the Board may determine in its absolute discretion on or prior to the Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction (as defined below).

"**Day Count Fraction**" means **(i)** prior to the Dividend Re-Set Date, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of 360 days with 12 30-day months and in the case of an incomplete month the actual number of days elapsed) and **(ii)** on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360.

"**Dividend Period**" means the period from, and including, the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date.

(c) **Floating Dividend Rate.** Each Class F Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date, Dividends (when, as and if declared by the Board) payable in United States dollars at a floating rate per annum equal to:

(i) the three-month USD LIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent. as the Board may determine in its absolute discretion on or prior to the Issue Date and in compliance with the published capital adequacy requirements of the Monetary Authority of Singapore ("**MAS**") applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7F** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity for the time being appointed as calculation agent for the purposes of this **Article 7F** by the Board.

"**three-month USD LIBOR**" means, in respect of any Dividend Period, the rate for deposits in United States dollars for a period of three months determined by the Calculation Agent which appears on Moneyline Telerate Service Page 3750 (or such other page as may replace Moneyline Telerate Service Page 3750) as of approximately 11.00 a.m., London time, on the relevant LIBOR Determination Date (as defined below); *provided that*, if, at such time, no such rate appears or Moneyline Telerate Service Page 3750 (or such other replacement page as aforesaid) is unavailable, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates at

which deposits in United States dollars are offered by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date to prime banks in the London inter-bank market for a period of three months and in an amount that is representative for a single transaction in the relevant market at the relevant time. If on any LIBOR Determination Date, no such rates are quoted, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be the most appropriate.

"**LIBOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class F Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7F** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking.** The Class F Preference Shares shall rank as regards participation in profits *pari passu* with all other shares of the Company to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares.The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class F Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class F Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in

respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class F Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class F Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class F Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7F(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares, the Class C Preference Shares, the Class D Preference Shares, the Class E Preference Shares and the Class F Preference Shares.

(f) **Dividend Restrictions.** Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7F**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class F Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date (as defined below).

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class F Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to that Dividend Date.

(g) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7F(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company shall give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class F Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class F Preference Shareholder except that where the Class F Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class F Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class F Preference Shares are listed on Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of the SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7F(10)(b)** below.

(h) ***Pro Rata* Dividend Payment.** If, whether by reason of the provisions of **Article 7F(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend which has been declared is not paid in full on the Class F Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class F Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend, if the Company shall have declared and paid dividends or other distributions on any Parity Obligations during the Company's then-current fiscal year.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits.** Payments of Dividends shall, if due and payable under this **Article 7F**, be made to the Class F Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7F**, the Class F Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper.** In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class F Preference Shares (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem, any Parity Obligations (or contribute any moneys to a sinking fund for the payment of any dividends or other distributions in respect of, or for the redemption of, any Parity Obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class F Preference Shareholders).

(k) **Prescription.** Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class F Preference Share shall bear interest against the Company.

(l) **Net Dividends.** For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7F** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class F Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class F Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class F Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class F Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class F Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation.** In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class F Preference Shares, the Class F Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class F Preference Shares.

On such a dissolution or winding up, each Class F Preference Share shall be entitled to receive in United States dollars an amount equal to the Liquidation Distribution.

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class F Preference Shares.

(b) ***Pro Rata* Liquidation Distribution.** If, upon any such dissolution or winding up of the Company, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions on any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class F Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets.** Save as set out in this **Article 7F**, the Class F Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) Redemption

(a) **Optional Redemption.** The Company may, at its option, redeem in whole, but not in part, the Class F Preference Shares for the time being issued and outstanding:

(i) on the date falling five years after the Issue Date;

(ii) on the date falling 10 years after the Issue Date; and

(iii) on each Dividend Date thereafter (that is, after the date falling 10 years after the Issue Date),

in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means that:

(aa) the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(bb) the Distributable Reserves of the Company and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class F Preference Shares.

(b) **Merger Event Redemption.** In the event the Class F Preference Shares are issued for the purpose of a merger with, or acquisition by, the Company and such merger or acquisition is aborted by the Company in its absolute discretion, then the Company may redeem, in whole but not in part, the Class F Preference Shares for the time being issued and outstanding, subject to the satisfaction of the Redemption Conditions and to Singapore law.

(c) **Tax Event Redemption.** If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7F(4)(c)**, then the Class F Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7F(4)(f)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7F**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class F Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class F Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class F Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(d) **Special Event Redemption.** If at any time a Special Event (as defined below) has occurred and is continuing, then the Class F Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7F**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class F Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(e) **Cash Redemption.** Any redemption of the Class F Preference Shares shall be made in cash.

(f) **Redemption Notice.** If the Class F Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class F Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class F Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class F Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class F Preference Shares are listed on the SGX-ST and the rules of the SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7F(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class F Preference Shares to be redeemed on the Redemption Date; and

(iii) the place or places where the Class F Preference Shareholders may surrender share certificates (if applicable) in respect of the Class F Preference Shares and obtain payment of the Redemption Amount (as defined below).

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(g) **Redemption Amount.** The cash amount ("**Redemption Amount**") payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7F(4)(a), (b) or (c)** above, an amount equal to the Redemption Price (as defined below); and

(ii) in the case of a redemption pursuant to **Article 7F(4)(d)** above, an amount equal to the Special Event Redemption Price (as defined below).

The Redemption Amount shall be notified to each holder of the Class F Preference Shares to be redeemed as soon as reasonably practicable after the Redemption Amount has been determined (and in any event, not later than two Business Days before the relevant Redemption Date) and otherwise in the manner set out in **Article 7F(4)(f)** above.

Any such redemption shall not prejudice the rights of the holder of the Class F Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"**Redemption Price**" means an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"**Special Event Redemption Price**" means:

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of **(aa)** the Liquidation Preference, together with, subject to the restrictions in **Article 7F(2)(f)** above and unless a Dividend Limitation Notice is in effect, an amount equal to any accrued but unpaid Dividend (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption and **(bb)** the Make Whole Amount (as defined below) (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i) the present value of the Liquidation Preference assuming a repayment thereof on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of **(aa)** a fixed rate of not less than 0.10 per cent. and not more than 2.50 per cent., as the Board may determine in its absolute discretion on or prior to the Issue Date and **(bb)** the U.S. Treasury Yield (as defined below).

"**U.S. Treasury Yield**" means the yield calculated by the Calculation Agent, under the heading which represents the average for the week immediately prior to the Redemption Date, appearing in the most recently published statistical release designated "**H.15(519)**" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "**Treasury Constant Maturities**" for the maturity most closely corresponding to the Dividend Re-Set Date.

(h) **Payments.** Payments in respect of the amount due on redemption of a Class F Preference Share shall be made **(i)** in immediately available funds by direct transfer to an account maintained by the Class F Preference Shareholder with a bank if appropriate direct transfer instructions have been received by the Registrar in sufficient time prior to the relevant date of payment or **(ii)** by cheque if appropriate transfer instructions have not been received by the Registrar in sufficient time prior to the relevant date of payment in order for the Registrar to effect payment by direct transfer or **(iii)** such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate (if applicable) in respect of the relevant Class F Preference Shares at the place or one of the places specified in the Redemption Notice.

(i) **Discharge.** A receipt given by the holder for the time being of any Class F Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class F Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General.** Except as provided in this **Article 7F(5)**, the Class F Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings.** The Class F Preference Shareholders shall be entitled to attend class meetings of the Class F Preference Shareholders. Every Class F Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class F Preference Share of which he is the holder.

(c) **General Meetings.** If Dividends with respect to the Class F Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class F Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class F Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class F Preference Shareholders). Every Class F Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class F Preference Share of which he is the holder.

(6) Purchases

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class F Preference Shares. No repurchase of any Class F Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) Taxation

All payments on the Class F Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature ("**Taxes**") imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class F Preference Shares is required by law, the Company will pay such additional amounts ("**Additional Amounts**") as will result in the receipt by the holders of the Class F Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class F Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class F Preference Shares:

(a) to or on behalf of a holder of Class F Preference Shares or beneficial owner with respect to Class F Preference Shares which is **(i)** treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes, or **(ii)** who is liable for such taxes, duties, assessments or governmental charges in respect of the Class F Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class F Preference Shares; and

(b) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class F Preference Shares or beneficial owner with respect to the Class F Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7F(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7F(2)(I)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class F Preference Shares by way of amendment of the **Articles** or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class F Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class F Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class F Preference Shareholders (the quorum at such class meeting to be such number of Class F Preference Shareholders holding or representing not less than two-thirds of the outstanding Class F Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class F Preference Shareholders, impose any material obligation on the Class F Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares of the Company ranking *pari passu* with or junior to the Class F Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class F Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class F Preference Shares in accordance with these **Articles**; and

(iv) no provision of the Class F Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class F Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class F Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class F Preference Shareholder in accordance with **Article 7F(10)** below. Each such notice shall include a statement setting forth **(aa)** the date, time and place of such meeting, **(bb)** a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and **(cc)** instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee.The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class F Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class F Preference Share (not being a fully paid Class F Preference Share); *provided that* where any Class F Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class F Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class F Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class F Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class F Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication.** For so long as the Class F Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) **Others**

In the event of any conflict or inconsistency between the provisions of this **Article 7F** and the other provisions of these **Articles**, then the provisions of this **Article 7F** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class F Preference Shares.

Existing Article 8

8. The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. *Issue of Preference shares.*

Proposed Alterations to Article 8

By deleting Article 8 in its entirety and substituting therefor the following:

8. ~~The total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares.~~ **Preference shares may be issued subject to such limitation thereof as may be prescribed by law or any Stock Exchange upon which shares in the Company may be listed.** Issue of Preference shares.

New Headnote "Treasury Shares" and New Article 8A

New headnote "TREASURY SHARES" and new Article 8A shall be inserted immediately after Article 8 as follows:

TREASURY SHARES

8A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with treasury shares in the manner authorised by, or prescribed pursuant to, the Act. **Treasury Shares.**

Existing Article 11

11. The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the Resolution shall prescribe. *Power to increase capital.*

Proposed Alterations to Article 11

By deleting Article 11 in its entirety.

Existing Article 14

14. The Company may by Ordinary Resolution:-

(a) Consolidate and divide all or any of its capital into shares of larger amount than its existing shares; *Power to consolidate shares.*

(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; *Power to cancel shares.*

(c) Sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the *Power to subdivide shares.*

provisions of the Act) and so that the resolution whereby any shares is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have only such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

Proposed Alterations to Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

14. The Company may by Ordinary Resolution:-

(a) Consolidate and divide all or any of its ~~capital into~~ shares ~~of larger amount than its existing shares~~;

Power to consolidate shares.

~~(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~Power to cancel shares.~~

(**b**~~c~~) Sub-divide its shares, or any of them~~, into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Act) and so that the resolution whereby any shares is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have only such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to ~~unissued or~~ new shares; **and**

Power to subdivide shares.

(c) subject to the provisions of the Act, convert any class of shares into any other class of shares.

Power to convert shares.

Existing Article 15

15. The Company may by Special Resolution reduce its capital or any capital redemption reserve fund or any share premium account in any manner subject to any incident authorisation and consent required by the Act. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.

Power to reduce capital.

Proposed Alterations to Article 15

By deleting Article 15 in its entirety and substituting therefor the following:

15. The Company may by Special Resolution reduce its capital ~~or any capital redemption reserve fund or any share premium account~~ **or any undistributable reserve** in any manner subject to any incident authorisation and consent required by the Act. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the ~~nominal amount~~ **number** of ~~the~~ issued share**s** ~~capital~~ of the Company shall be diminished by the ~~nominal amount~~ **number** of the share**s** so cancelled, **and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly.**

Power to reduce capital.

Existing Article 16

16. No shares shall be issued which shall have the effect of transferring a controlling interest without the prior approval of the members in general meeting. No shares shall be issued at a discount, except in accordance with the Act.

Controlling interest and discount.

Proposed Alterations to Article 16

By deleting Article 16 in its entirety and substituting therefor the following:

16. No shares shall be issued which shall have the effect of transferring a controlling interest without the prior approval of the members in general meeting. ~~No shares shall be issued at a discount, except in accordance with the Act.~~

Controlling interest ~~and discount~~.

Existing Article 17

17. (1) Subject to Article 16 and save as the Company may by Ordinary Resolution otherwise direct the shares in the capital of the Company for the time being unissued shall be at the disposal of the Directors, and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper.

Disposal of Unissued shares.

(2) Subject to any direction to the contrary that may be given by the Company in general meeting, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of the shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this regulation.

(3) Notwithstanding paragraph (2) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being; and

(ii) *unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act, whichever is the earliest date.*

Proposed Alterations to Article 17

By deleting Article 17 in its entirety and substituting in therefor the following:

Issue of ~~Disposal of Unissued~~ shares.

17. (1) Subject to **the provisions of these presents** ~~Article 16~~ and save as the Company may by Ordinary Resolution otherwise direct, ~~the shares in the capital of the Company for the time being unissued~~ **all new shares** shall be at the disposal of the Directors, and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper.

(2) Subject to any direction to the contrary that may be given by the Company in ~~general meeting~~ **General Meeting or except as permitted under the listing rules of the Singapore Exchange Securities Trading Limited**, all new shares shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of ~~general meetings~~ **General Meetings** in proportion, as nearly as the circumstances admit, to the ~~amount~~ **number** of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of the shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this ~~regulation~~ **Article.**

(3) Notwithstanding paragraph (2) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to ~~issue shares (whether by way of rights, bonus or otherwise) where~~:-

~~(a)~~ ~~the aggregate number of shares to be issued pursuant to such authority does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company for the time being; and~~

~~(b) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act, whichever is the earliest date.~~

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding that the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,

provided that:-

(1) the aggregate number of shares to be issued pursuant to the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution) shall be subject to such limits and manner of calculations as may be prescribed by the Singapore Exchange Securities Trading Limited;

(2) in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these presents; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by the Ordinary Resolution shall not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

THE APPENDIX
THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

Existing Article 20

20. The Company may exercise the powers of paying commissions conferred by the Act. The rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act, and such commission shall not exceed 10 per cent of the price at which the shares in respect of which the commission is paid are issued. The Company may also on any issue of shares pay such brokerage as may be lawful.

Power to pay commissions and brokerage.

Proposed Alterations to Article 20

By deleting Article 20 in its entirety and substituting therefor the following:

20. The Company may ~~exercise the powers of~~ pay~~ing~~ commissions **or brokerage on any issue of shares at such** ~~conferred by the Act. The~~ rate ~~per cent~~ or ~~the~~ amount **and in such manner as the Directors may deem fit**. ~~of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act, and such commission shall not exceed 10 per cent of the price at which the shares in respect of which the commission is paid are issued. The Company may also on any issue of shares pay such brokerage as may be lawful.~~ **Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.**

Power to pay commissions and brokerage.

Existing Article 21

21. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions mentioned in the Act, pay interest on so much of such share capital as is for the time being paid up, and may charge the same to capital as part of the cost of construction of the works, buildings or plant.

Power to charge interest to capital.

Proposed Alterations to Article 21

By deleting Article 21 in its entirety and substituting therefor the following:

21. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may, subject to the conditions and restrictions mentioned in the Act, pay interest on so much of such share capital **(except treasury shares)** as is for the time being paid up, and may charge the same to capital as part of the cost of construction of the works, buildings or plant.

Power to charge interest to capital.

Existing Article 24

24. (1) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof, the Company shall allot and despatch within 10 market days of the closing date of any application to subscribe for a new issue of shares (or such period as may be approved by the Stock Exchanges upon which the Company is listed) and despatch within 15 market days after the date of lodgement of a registrable transfer (or such other period as may be approved by the Stock Exchanges upon which the Company is listed) one certificate for the shares allotted or transferred or several certificates in reasonable denominations each for a part of the shares so allotted or transferred upon payment of a fee not exceeding $2/- for every certificate after the

Issue of certificates.

first or such other fee as the Directors may determine. Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay to the Company the amount of proper duty, if any, with which each such new certificate is chargeable under any law relating to stamp duty for the time being in force prior to the delivery thereof together with a fee not exceeding two dollars ($2.00) for each such new certificate or such other fee as the Directors may determine. For the purpose of this Article, "market day" means a day on which any Stock Exchange upon which the Company is listed is open for trading in securities.

(2) Every certificate shall be issued under the seal of the Company and shall bear the autographic or facsimile signatures of at least two Directors and the Secretary or some other person as may be authorised by the Directors, and shall specify the number and class of shares to which it relates, and the amount paid up thereon. The facsimile signatures may be reproduced by mechanical, electronic or such other method approved by the Directors.

(3) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

Proposed Alterations to Article 24

By deleting Article 24 in its entirety and substituting therefor the following:

24. (1) Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof, the Company shall allot and despatch within 10 market days of the closing date of any application to subscribe for a new issue of shares (or such period as may be approved by the Stock Exchanges upon which the Company is listed) and despatch within 15 market days after the date of lodgement of a registrable transfer (or such other period as may be approved by the Stock Exchanges upon which the Company is listed) one certificate for the shares allotted or transferred or several certificates in reasonable denominations each for a part of the shares so allotted or transferred upon payment of a fee not exceeding $2/- for every certificate after the first or such other fee as the Directors may determine. Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate shall be cancelled and a new certificate or certificates for the balance of such shares shall be issued in lieu thereof and such member shall pay to the Company the amount of proper duty, if any, with which each such new certificate is chargeable under any law relating to stamp duty for the time being in force prior to the delivery thereof together with a fee not exceeding two dollars (**S**$2.00) for each such new certificate or such other fee as the Directors may determine. For the purpose of this Article, "market day" means a day on which any Stock Exchange upon which the Company is listed is open for trading in securities. Issue of certificates.

(2) Every certificate shall be issued under the seal of the Company and shall bear the autographic or facsimile signatures of at least two Directors and the Secretary or some other person as may be authorised by the Directors, and shall specify the number and class of shares to which it relates, and the amount paid ~~up~~ **and amount (if any) unpaid** thereon. The facsimile signatures may be reproduced by mechanical, electronic or such other method approved by the Directors.

(3) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

Existing Article 26

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls.

Notice of call.

Proposed Alterations to Article 26

By deleting Article 26 in its entirety and substituting therefor the following:

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or by way of premium)~~ and not by the terms of issue thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Calls.

Notice of call.

Existing Article 30

30. Any sum (whether an account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all the purpose of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment to be treated as calls.

Proposed Alterations to Article 30

By deleting Article 30 in its entirety and substituting therefor the following:

30. Any sum ~~(whether an account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date, shall for all the purpose of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Sum due on allotment to be treated as calls.

Existing Article 31

Payment in advance of calls.

31. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at such rate (not exceeding 5 per cent per annum) as the member paying such sum and the Directors may agree upon. Capital paid on shares in advance of calls shall not, whilst carrying interest confer a right to participate in profits.

Proposed Alterations to Article 31

By deleting Article 31 in its entirety and substituting therefor the following:

Payment in advance of calls.

31. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at such rate (not exceeding 5 per cent per annum) as the member paying such sum and the Directors may agree upon. Capital paid on shares in advance of calls shall not, whilst carrying interest confer a right to participate in profits.

Existing Article 44

Directors' power to decline to register.

44. The Directors may decline to register the transfer of any share (not being a fully paid share) and may also decline to register the transfer of any share on which the Company has a lien.

Proposed Alterations to Article 44

By deleting Article 44 in its entirety and substituting therefor the following:

Directors' power to decline to register.

44. **There shall be no restriction on the transfer of fully paid-up shares (except where required by law or the listing rules of, or bye-laws and rules, governing, any Stock Exchange upon which the shares in the Company may be listed) but** ~~T~~the Directors may, **in their sole discretion,** decline to register the transfer of any share (not being a fully paid share) and may also decline to register the transfer of any share on which the Company has a lien, **Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within such period as may be prescribed from time to time by the Stock Exchanges upon which the Company is listed, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Act.**

THE APPENDIX
THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

<u>Existing Article 47</u>

Register of Transfer may be closed.

47. The Register of Transfers may be closed during the fourteen days immediately preceding every Annual General Meeting of the Company, and at such other times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in the aggregate in any year. The requisite notice of such closure shall be advised to any Stock Exchange upon which the Company is listed, stating the period and purpose for which the closure is being made.

<u>Proposed Alterations to Article 47</u>

By deleting Article 47 in its entirety and substituting therefor the following:

Register of ~~Transfer~~ **Members** may be closed.

47. The Register of ~~Transfers~~ **Members** may be closed during the fourteen days immediately preceding every Annual General Meeting of the Company, and at such other times (if any) and for such period as the Directors may from time to time determine, provided always that it shall not be closed for more than thirty days in the aggregate in any year. The requisite notice of such closure shall be advised to any Stock Exchange upon which the Company is listed, stating the period and purpose for which the closure is being made.

<u>Existing Article 52</u>

Power to convert into stock.

52. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.

<u>Proposed Alterations to Article 52</u>

By deleting Article 52 in its entirety and substituting therefor the following:

Power to convert into stock.

52. The Company may by Ordinary Resolution convert any paid-up shares into stock, and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination~~.

<u>Existing Article 53</u>

Transfer of Stock.

53. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in such units as the Directors may from time to time determine, provided that such units shall not be greater than the nominal amount of the shares from which the stock arose.

<u>Proposed Alterations to Article 53</u>

By deleting Article 53 in its entirety and substituting therefor the following:

Transfer of Stock.

53. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit, but no stock shall be transferable except in such units as the Directors may from time to time determine~~, provided that such units shall not be greater than the nominal amount of the shares from which the stock arose~~.

Existing Article 54

54. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, return of capital, voting and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage. *Rights of stockholders.*

Proposed Alterations to Article 54

By deleting Article 54 in its entirety and substituting therefor the following:

54. The holders of stock shall, according to the ~~amount~~ **number** of the stock **units** held by them, have the same rights, privileges and advantages as regards dividends, return of capital, voting and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital) shall be conferred by ~~an amount~~ **the number** of stock **units** which would not, if existing in shares, have conferred such privilege or advantage **and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted**. Rights of stockholders.

New Article 58A

New Article 58A shall be inserted immediately after Article 58 as follows:

58A. Without prejudice to the provisions of Article 58, any notice or document (including without limitation, any accounts, balance sheet or report) which is required or permitted to be given, sent or served under the Statutes, or under these presents by the Company or by the Directors to a member or Auditor or officer of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of or as otherwise provided by the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures. **Notice by electronic communications.**

New Article 63A

New Article 63A shall be inserted immediately after Article 63 as follows:

63A. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. **Amendment to resolution.**

THE APPENDIX
THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

Existing Article 64

Method of voting.

64. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either:-

Who can demand a poll.

(a) the Chairman (being a person entitled to vote); or

(b) a member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to vote at the meeting; or

(c) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-twentieth of the total sum paid up on all the shares conferring that right.

Result of voting.

A demand for a poll may be withdrawn. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Proposed Alterations to Article 64

By deleting Article 64 in its entirety and substituting therefor the following:

Method of voting.

64. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll be (before or on the declaration of the result of the show of hands) demanded by either:-

Who can demand a poll.

(a) the Chairman (being a person entitled to vote); or

(b) at least five members present in person or by proxy and entitled to vote at the meeting; or

(~~b~~**c**) a member or members present in person or by proxy and representing not less than one-twentieth of the total voting rights of all the members having the right to vote at the meeting; or

(~~c~~**d**) a member or members present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to~~ not less than ~~one-twentieth~~ **5 per cent.** of the total ~~sum~~ **number of** paid up ~~on all the~~ shares **of the Company (excluding treasury shares)** ~~conferring that right~~.

Result of voting.

A demand for a poll may be withdrawn. Unless a poll be so demanded (and the demand be not withdrawn) a declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Existing Article 66

66. If a poll be duly demanded (and the demand be not withdrawn), it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman may (and if so requested shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. *How poll to be taken.*

Proposed Alterations to Article 66

By deleting Article 66 in its entirety and substituting therefor the following:

66. If a poll be duly demanded (and the demand be not withdrawn), it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman may direct, and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman may (and if so **directed by the meeting** ~~requested~~ shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll. How poll to be taken.

Existing Article 70

70. Subject to Article 73 and to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, each member entitled to vote may vote in person or by proxy or by attorney or in the case of a corporation by a representative duly authorised. On a show of hands every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote provided that in the case of a Member who is represented by two proxies, only one of the two proxies as determined by their appointor shall vote on a show of hands and in the absence of such determination, only one of the two proxies as determined by the Chairman (or by a person authorised by him) shall vote on a show of hands. On a poll, every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any general meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant general meeting as certified by the Depository to the Company. *Voting rights of members.*

Proposed Alterations to Article 70

By deleting Article 70 in its entirety and substituting therefor the following:

70. Subject to Article 73 and to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company **and to Article 8A**, each member entitled to vote may vote in person or by proxy or by attorney or in the case of a corporation by a representative duly authorised. On a show of hands, every member who is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote provided that in the case of a ~~M~~member who is represented by two proxies, only **the first named proxy in the proxy form shall vote on a show of hands** ~~one of the two proxies as determined by their appointor shall vote on a show of hands and in the absence of such determination, only one of the two proxies as determined by the Chairman (or by a person authorised by him) shall vote on a show of hands~~. On a poll, every member who Voting rights of members.

is present in person or by proxy or by attorney or in the case of a corporation by a representative shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any ~~general meeting~~ **General Meeting** on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant ~~general meeting~~ **General Meeting** as certified by the Depository to the Company.

Existing Article 73

73. Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid. *Right to vote.*

Proposed Alterations to Article 73

By deleting Article 73 in its entirety and substituting therefor the following:

73. Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid. **No member shall be entitled to vote at any General Meeting unless all calls or other sums presently payable by him in respect of the shares held by him in the Company have been paid.** Right to vote.

Existing Article 104

104. A Director who is in any way, whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. *Declaration of interest.*

Proposed Alterations to Article 104

By deleting Article 104 in its entirety and substituting therefor the following:

104. A Director who is in any way, whether directly or indirectly interested in a **transaction** ~~contract~~ or proposed **transaction** ~~contract~~ with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Declaration of interest.

Existing Article 109

109. A resolution in writing signed by all the Directors for the time being in Singapore shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. *Resolutions in writing.*

Proposed Alterations to Article 109

By deleting Article 109 in its entirety and substituting therefor the following:

109. A resolution in writing signed by ~~all~~ the Directors for the time being in Singapore **or their alternates for the time being in Singapore,** shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. **The expressions "in writing" and "signed" include approval by any such Director or his alternate by telefax or any form of electronic communication.** Resolutions in writing.

Existing Article 126

126. Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. *Apportionment of dividends.*

Proposed Alterations to Article 126

By deleting Article 126 in its entirety and substituting therefor the following:

126. ~~Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as on the share. All dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.~~ Apportionment of dividends.

Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(i) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(ii) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, any amount paid or credited as paid on a share in advance of a call is to be ignored.

Existing Article 129

129. If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "Share Premium Account" and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividends. *Share premium account.*

Proposed Alterations to Article 129

By deleting Article 129 in its entirety.

Existing Article 134

134. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company. *Unclaimed dividends.*

Proposed Alterations to Article 134

By deleting Article 134 in its entirety and substituting therefor the following:

134. The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and if so shall revert to the Company **but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividend so forfeited to the person entitled thereto prior to the forfeiture. Without prejudice to the generality of the foregoing, if the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.** Unclaimed dividends.

Existing Headnote "Reserve and Capitalisation" before Article 138

RESERVE AND CAPITALISATION

Proposed Alterations to Headnote "Reserve and Capitalisation" before Article 138

By deleting the Headnote "Reserve and Capitalisation" before Article 138 in its entirety and substituting therefor the following:

~~RESERVE AND CAPITALISATION~~ **BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES**

Existing Article 139

139. The Company in General Meeting may by Ordinary Resolution (including any Ordinary Resolution passed pursuant to Article 17(3)), authorise the Directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including Share Premium Account and Capital Redemption Reserve Fund) or any sum standing to the credit of the profit and loss account and the Directors shall give effect to such resolution accordingly and any sum so capitalised shall be apportioned among the persons who are registered as holders of shares in the Register of Members or the Depository Register at the close of business on a date to be fixed by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares for allotment and distribution, credited as fully paid up, to and amongst them as bonus shares in the aforesaid proportion. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation and make such provisions as they think fit for any fractional entitlements which may arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into an agreement with the Company on behalf of all the *Capitalisation.*

members interested providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed Alterations to Article 139

By deleting Article 139 in its entirety and substituting therefor the following:

~~Capitalisation~~ **Power to issue free bonus shares and/or to capitalise profits and reserves.**

139. (1) The ~~Company in General Meeting~~ **Directors** may, **with the sanction of an** ~~by~~ Ordinary Resolution **of the Company** (including any Ordinary Resolution passed pursuant to Article 17(3))~~;~~:

(a) **issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:**

(i) **the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or**

(ii) **(in the case of an Ordinary Resolution passed pursuant to Article 17(3)) such other date as may be determined by the Directors,**

in the proportion to their then holdings of shares; and/or

(b) ~~authorise the Directors to~~ capitalise any sum standing to the credit of any of the Company's reserve accounts **or other undistributable reserve** ~~(including Share Premium Account and Capital Redemption Reserve Fund)~~ or any sum standing to the credit of the profit and loss account **by appropriating such sum to** ~~and the Directors shall give effect to such resolution accordingly and any sum so capitalised shall be apportioned among~~ the persons who are registered as holders of shares in the Register of Members or **(as the case may be)** the Depository Register at the close of business on:

(i) **the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or**

(ii) **(in the case of an Ordinary Resolution passed pursuant to Article 17(3)) such other date as may be determined by the Directors,** ~~a date to be fixed by the Directors~~

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full ~~unissued~~ **new** shares **(or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares)** for allotment and distribution, credited as fully paid up, to and amongst them as bonus shares in the aforesaid proportion.

(2) The Directors may do all acts and things considered necessary or expedient to give effect to any such **bonus issue and/or** capitalisation **under Article 139(1), with full power to the Directors to** ~~and~~ make such provisions as they think fit for any fractional entitlements which may arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into an agreement with the Company on behalf of all the members interested providing for any such **bonus issue and/or** capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

<u>Existing Article 160</u>

160. On a voluntary winding up of the Company no commission or fee shall be paid to a liquidator without the prior approval of the members in General Meeting the amount of such commission or fee to be notified to all members not less than seven days before the meeting at which it is to be considered.

Liquidator's commission.

<u>Proposed Alterations to Article 160</u>

By deleting Article 160 in its entirety.

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of United Overseas Bank Limited (the "**Company**") will be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of the Company to be held at 3.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolution 1 will be proposed as a special resolution and Resolutions 2 and 3 will be proposed as ordinary resolutions:

Resolution 1: As Special Resolution

The Proposed Alterations to the Articles of Association

THAT:

(a) Articles 2, 3, 4, 5, 8, 11, 14, 15, 16, 17, 20, 21, 24, 26, 30, 31, 44, 47, 52, 53, 54, 64, 66, 70, 73, 104, 109, 126, 129, 134, 139 and 160 of the Articles of Association of the Company (the "**Articles**"), and the headnote "RESERVE AND CAPITALISATION" appearing immediately before Article 138 of the Articles, be and are hereby altered;

(b) new Articles 7D, 7E, 7F, 8A, 58A and 63A be inserted into the Articles; and

(c) new headnotes "TREASURY SHARES" immediately above Article 8A and "BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES" immediately above Article 138 be inserted into the Articles,

in the manner and to the extent as set out in the Appendix to the circular to shareholders dated 3 April 2006 (the "**Circular**").

Resolution 2: As Ordinary Resolution

The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

    (i) market purchase(s) on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

    (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act;

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Maximum Limit**" means that number of Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105 per cent. of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Shares,

where:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive market days on which the Shares were transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and each of them be and are hereby authorised to complete and do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit.

Resolution 3: As Ordinary Resolution

The Proposed Preference Share Issue Mandate

THAT, subject to and contingent upon the passing of Resolution 1 above:

(a) authority be given to the Directors of the Company to:

(i) allot and issue any of the preference shares referred to in new Articles 7D, 7E and 7F of the Articles; and/or

(ii) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (i) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors of the Company may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (i) above in connection with any offers, agreements or options made or granted by the Directors of the Company while this Resolution was in force;

(b) the Directors of the Company and each of them be and are hereby authorised to do all such things and execute all such documents as they or he may consider necessary or appropriate to give effect to this Resolution as they or he may deem fit; and

(c) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

BY ORDER OF THE BOARD

Vivien Chan
Company Secretary

Singapore, 3 April 2006

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, (Attention: The Company Secretary) not less than 48 hours before the time fixed for holding the Extraordinary General Meeting.

3. The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued and paid-up ordinary share capital of the Company as at 24 March 2006 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Shares will result in the purchase or acquisition of 76,664,281 Shares.

   Assuming that the Company purchases or acquires the 76,664,281 Shares at the Maximum Price, the maximum amount of funds required is approximately:

   (a) in the case of market purchases of Shares, S$1,242,727,995 based on S$16.21 for one Share (being the price equivalent to five per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date); and

   (b) in the case of off-market purchases of Shares, S$1,301,759,491 based on S$16.98 for one Share (being the price equivalent to ten per cent. above the Average Closing Price of the Shares traded on the SGX-ST for the five consecutive market days immediately preceding the Latest Practicable Date).

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 December 2005, based on these assumptions, are set out in paragraph 3.8 of the Circular.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 193500026Z)

IMPORTANT

1. This Circular is sent to investors who have used their CPF monies to buy shares of United Overseas Bank Limited, FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM FOR EXTRAORDINARY GENERAL MEETING

I/We ____ *(Name)*

of ____ *(Address)*

being a member/members of United Overseas Bank Limited (the "**Company**"), hereby appoint:

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

and/or*

Name		**Proportion of Shareholdings**	
NRIC/ Passport Number		**No. of Shares**	**%**
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Marina Mandarin Singapore, Marina Mandarin Ballroom, Level 1, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 27 April 2006 at 3.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Sixty-Fourth Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy/proxies to vote. In the absence of specific directions, the proxy/proxies will vote as the proxy/proxies deem fit.)

	For	**Against**
Special Resolution 1 To approve the proposed alterations to the Articles of Association.		
Ordinary Resolution 2 To approve the proposed renewal of the Share Purchase Mandate.		
Ordinary Resolution 3 To approve the proposed Preference Share Issue Mandate.		

Dated this __________ day of ____________ 2006

Shares in:	**Number of Shares**
Depository Register	
Register of Members	
Total	

____
Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF

Notes:

1. Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the meeting.

5. To be effective, the instrument appointing a proxy or proxies must be deposited at the Company's office at 80 Raffles Place, 4th Storey UOB Plaza 1, Singapore 048624 (Attention: The Company Secretary) not less than 48 hours before the time appointed for holding the Meeting.

6. The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof (failing previous registration with the Company) must be lodged with the instrument of proxy, failing which, the instrument may be treated as invalid.

7. A corporation which is a member may authorise by a resolution of its directors or other governing body, such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

8. The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

9. Agent Banks acting on the request of the CPF Investors who wish to attend the Meeting as Observers are requested to submit in writing, a list with details of the investors' names, NRIC/passport numbers, addresses and number of shares held. The list should be signed by an authorised signatory of the Agent Bank and should reach the Company Secretary, at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624 not later than 48 hours before the time fixed for holding the Meeting.

UOB

Postage will be paid
by addressee.
For posting in
Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399

The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey,
UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.